Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share
For the Years Ended December 31, 2017, 2016 and 2015
(Amounts in thousands, except per share data)

	Year Ended December 31,
	2017	2016	2015
Basic:

Net income	$169,459	$83,765	$93,482
Weighted average number of common shares during the period	41,365	41,158	41,915

Net income per share - basic	$4.10	$2.04	$2.23

Diluted:

Net income	$169,459	$83,765	$93,482
Weighted average number of common shares during the period	41,365	41,158	41,915
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	112	100	158
Common stock units related to deferred compensation for employees	25	52	55
Restricted common stock units related to incentive compensation	63	166	297
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,565	41,476	42,425

Net income per share – diluted	$4.08	$2.02	$2.20

Percentage of dilution compared to basic net income per share	0.5%	1.0%	1.3%